# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oculis Holding AG, CIK 0001953530
CUSIP: H5870P102
Title of class of securities: Ordinary Shares, par value CHF 0.10 per share
Address of issuer's principal executive offices: Bahnhofstrasse 7, Zug, Switzerland (V8), CH-6300
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-029143
Filed by CIK 0001876264

## Reporting persons
- LSP 7 Cooperatieve U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 5,752,894; sole dispositive power 0; shared dispositive power 5,752,894; aggregate amount beneficially owned 5,752,894 (13.8% of the class)
- LSP 7 Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 5,752,894; sole dispositive power 0; shared dispositive power 5,752,894; aggregate amount beneficially owned 5,752,894 (13.8% of the class)

## Item 1. Issuer
Name of issuer: Oculis Holding AG
Address of issuer's principal executive offices: Bahnhofstrasse 7, CH-6300, Zug, Switzerland.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

LSP 7 Cooperatieve U.A. ("LSP 7"); and
LSP 7 Management B.V.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o EQT Life Sciences, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G/A is hereby incorporated by reference into this Item 4. The ownership information presented herein represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2024, based on 41,745,295 Ordinary Shares outstanding as of September 6, 2024, as disclosed in the Issuer's Prospectus on Form 424B3 filed with the Securities and Exchange Commission on September 6, 2024.

LSP 7 is the record holder of 5,752,894 Ordinary Shares.

LSP 7 Management B.V. is the sole director of LSP 7. The managing directors of LSP 7 Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V.,
Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the Ordinary Shares held of record by LSP 7. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LSP 7 Cooperatieve U.A.: By: LSP 7 Management B.V., its managing director, /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/12/2025)
- LSP 7 Cooperatieve U.A.: By: LSP 7 Management B.V., its managing director, /s/ Rene Kuijten, Rene Kuijten, Managing Director (02/12/2025)
- LSP 7 Management B.V.: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/12/2025)
- LSP 7 Management B.V.: /s/ Rene Kuijten, Rene Kuijten, Managing Director (02/12/2025)
Comment: Material to be Filed as Exhibit:

Joint Filing Agreement: https://www.sec.gov/Archives/edgar/data/1876264/000119312524029143/d550518dex99.htm